Exhibit 99.(II)

                                Date: 06/19/2003
                     BANCO LATINOAMERICANO DE EXPORTACIONES
                                 BALANCE SHEETS*
                      December 2002 and January to May 2003
                                 (In Balboas)**

------------------------------------------------------------------------------------------------------------------------------------
                 Description                        Absolute          %            2002              2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    12                 1                 2
                                                                             -------------------------------------------------------
                                                                                 December           January          February
------------------------------------------------------------------------------------------------------------------------------------
 LIQUID ASSETS                                    -57,371,369.98      -15.75    364,244,498.88    420,189,950.64    392,160,810.49
------------------------------------------------------------------------------------------------------------------------------------
      Local Deposits in Banks                     -10,078,514.80      -98.59     10,222,848.30     10,151,010.74     10,303,606.40
------------------------------------------------------------------------------------------------------------------------------------
          Demand                                      -78,514.80      -35.23        222,848.30        151,010.74        303,606.40
------------------------------------------------------------------------------------------------------------------------------------
          Time                                    -10,000,000.00     -100.00     10,000,000.00     10,000,000.00     10,000,000.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign Deposits in Banks                   -47,262,287.15      -13.36    353,862,726.41    409,867,894.07    381,660,167.01
------------------------------------------------------------------------------------------------------------------------------------
          Demand                                   -4,062,287.15      -35.75     11,362,726.41     11,567,894.07     12,060,167.01
------------------------------------------------------------------------------------------------------------------------------------
          Time                                    -43,200,000.00      -12.61    342,500,000.00    398,300,000.00    369,600,000.00
------------------------------------------------------------------------------------------------------------------------------------
      Others                                          -30,568.03      -19.23        158,924.17        171,045.83        197,037.08
------------------------------------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO                                -384,714,135.74      -16.88  2,279,773,603.40  2,235,650,933.40  2,163,447,413.35
------------------------------------------------------------------------------------------------------------------------------------
      Local                                        30,968,603.58       11.02    281,115,396.42    262,415,396.42    267,015,396.42
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                    -415,682,739.32      -20.80  1,998,658,206.98  1,973,235,536.98  1,896,432,016.93
------------------------------------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES                           -154,592,350.25      -46.54    332,206,427.36    325,729,292.54    332,223,670.35
------------------------------------------------------------------------------------------------------------------------------------
      Local                                      -132,022,050.00     -100.00    132,022,050.00    132,022,050.00    132,022,050.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                     -22,570,300.25      -11.27    200,184,377.36    193,707,242.54    200,201,620.35
------------------------------------------------------------------------------------------------------------------------------------
 OTHER ASSETS                                     -15,640,568.86      -13.29    117,709,413.36     83,621,143.24     83,092,625.17
------------------------------------------------------------------------------------------------------------------------------------
      Local                                         6,591,339.86       92.06      7,159,938.45     12,349,990.51     12,628,109.78
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                     -22,231,908.72      -20.11    110,549,474.91     71,271,152.73     70,464,515.39
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                    -612,318,424.83      -19.79  3,093,933,943.00  3,065,191,319.82  2,970,924,519.36
------------------------------------------------------------------------------------------------------------------------------------
 DEPOSITS                                        -112,946,057.68      -28.11    401,841,775.68    404,541,770.43    390,065,936.46
------------------------------------------------------------------------------------------------------------------------------------
      Local                                       -17,121,634.35      -32.89     52,049,793.89     55,561,807.27     66,131,362.73
------------------------------------------------------------------------------------------------------------------------------------
          Government                                        0.00        0.00              0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          Customers                                         0.00        0.00              0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
               Demand                                       0.00        0.00              0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
               Time                                         0.00        0.00              0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
               Savings                                      0.00        0.00              0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          From Banks                              -17,121,634.35      -32.89     52,049,793.89     55,561,807.27     66,131,362.73
------------------------------------------------------------------------------------------------------------------------------------
               Demand                              -7,575,039.89      -61.87     12,242,704.92     13,688,539.99     13,673,446.97
------------------------------------------------------------------------------------------------------------------------------------
               Time                                -9,546,594.46      -23.98     39,807,088.97     41,873,267.28     52,457,915.76
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                     -95,824,423.33      -27.39    349,791,981.79    348,979,963.16    323,934,573.73
------------------------------------------------------------------------------------------------------------------------------------
          Government                                        0.00        0.00              0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          Customers                               -44,965,354.55      -56.48     79,610,234.19     47,652,701.89     52,762,868.75
------------------------------------------------------------------------------------------------------------------------------------
               Demand                                 -15,560.46       -0.98      1,594,689.07      1,595,748.88      1,604,623.06
------------------------------------------------------------------------------------------------------------------------------------
               Time                               -44,949,794.09      -57.62     78,015,545.12     46,056,953.01     51,158,245.69
------------------------------------------------------------------------------------------------------------------------------------
               Savings                                      0.00        0.00              0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
          From Banks                              -50,859,068.78      -18.82    270,181,747.60    301,327,261.27    271,171,704.98
------------------------------------------------------------------------------------------------------------------------------------
               Demand                               2,415,537.59       26.45      9,133,820.94      9,201,891.98     10,008,025.83
------------------------------------------------------------------------------------------------------------------------------------
               Time                               -53,274,606.37      -20.41    261,047,926.66    292,125,369.29    261,163,679.15
------------------------------------------------------------------------------------------------------------------------------------
 BORROWINGS                                      -484,314,769.09      -25.06  1,932,837,754.13  1,894,444,153.87  1,810,574,353.42
------------------------------------------------------------------------------------------------------------------------------------
      Local                                       -15,000,000.00     -100.00     15,000,000.00     15,000,000.00     20,000,000.00
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                    -469,314,769.09      -24.47  1,917,837,754.13  1,879,444,153.87  1,790,574,353.42
------------------------------------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES                                -88,533,963.95      -16.54    535,312,594.59    536,274,807.09    532,558,525.72
------------------------------------------------------------------------------------------------------------------------------------
      Local                                       -12,092,396.51      -10.18    118,806,014.67    117,510,695.25    100,518,567.55
------------------------------------------------------------------------------------------------------------------------------------
      Foreign                                     -76,441,567.44      -18.35    416,506,579.92    418,764,111.84    432,039,958.17
------------------------------------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY                              73,476,365.89       32.81    223,941,818.60    229,930,588.43    237,725,703.76
------------------------------------------------------------------------------------------------------------------------------------
      Capital                                      -1,532,850.00       -0.75    205,566,726.13    205,564,896.13    205,560,686.13
------------------------------------------------------------------------------------------------------------------------------------
      Capital Reserves                                      0.00        0.00     16,609,728.78     16,609,728.78     16,609,728.78
------------------------------------------------------------------------------------------------------------------------------------
      Other Reserves                                        0.00        0.00              0.00              0.00              0.00
------------------------------------------------------------------------------------------------------------------------------------
      Retained Earnings                          -282,888,609.65      -99.51    284,284,265.18      1,883,078.33      1,883,078.33
------------------------------------------------------------------------------------------------------------------------------------
      Net Income                                  348,530,995.72     -123.42   -282,401,184.12      4,858,438.21      6,553,630.26
------------------------------------------------------------------------------------------------------------------------------------
      Gain or Loss in Securities available
       for sale                                     9,366,829.82   -7,957.05       -117,717.37      1,014,446.98      7,118,580.26
------------------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDER'S EQUITY            -612,318,424.83      -19.79  3,093,933,943.00  3,065,191,319.82  2,970,924,519.36
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                 Description
------------------------------------------------------------------------------------------------------
                                                        3                 4                 5
                                                 -----------------------------------------------------
                                                      March             April              May
------------------------------------------------------------------------------------------------------
 LIQUID ASSETS                                     451,138,292.18    364,651,905.45    306,873,128.90
------------------------------------------------------------------------------------------------------
      Local Deposits in Banks                          262,568.38        243,530.76        144,333.50
------------------------------------------------------------------------------------------------------
          Demand                                       262,568.38        243,530.76        144,333.50
------------------------------------------------------------------------------------------------------
          Time                                               0.00              0.00              0.00
------------------------------------------------------------------------------------------------------
      Foreign Deposits in Banks                    450,718,751.73    364,281,661.72    306,600,439.26
------------------------------------------------------------------------------------------------------
          Demand                                    10,171,200.93     10,057,138.88      7,300,439.26
------------------------------------------------------------------------------------------------------
          Time                                     440,547,550.80    354,224,522.84    299,300,000.00
------------------------------------------------------------------------------------------------------
      Others                                           156,972.07        126,712.97        128,356.14
------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO                                2,172,675,223.01  2,077,490,339.25  1,895,059,467.66
------------------------------------------------------------------------------------------------------
      Local                                        295,915,396.42    309,584,000.00    312,084,000.00
------------------------------------------------------------------------------------------------------
      Foreign                                    1,876,759,826.59  1,767,906,339.25  1,582,975,467.66
------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES                             324,638,733.80    177,510,849.02    177,614,077.11
------------------------------------------------------------------------------------------------------
      Local                                        132,022,050.00              0.00              0.00
------------------------------------------------------------------------------------------------------
      Foreign                                      192,616,683.80    177,510,849.02    177,614,077.11
------------------------------------------------------------------------------------------------------
 OTHER ASSETS                                       65,252,760.85     83,902,944.01    102,068,844.50
------------------------------------------------------------------------------------------------------
      Local                                         12,673,575.70     13,082,670.94     13,751,278.31
------------------------------------------------------------------------------------------------------
      Foreign                                       52,579,185.15     70,820,273.07     88,317,566.19
------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                    3,013,705,009.84  2,703,556,037.73  2,481,615,518.17
------------------------------------------------------------------------------------------------------
 DEPOSITS                                          427,266,413.44    302,650,714.87    288,895,718.00
------------------------------------------------------------------------------------------------------
      Local                                         79,099,567.33     28,121,096.61     34,928,159.54
------------------------------------------------------------------------------------------------------
          Government                                         0.00              0.00              0.00
------------------------------------------------------------------------------------------------------
          Customers                                          0.00              0.00              0.00
------------------------------------------------------------------------------------------------------
               Demand                                        0.00              0.00              0.00
------------------------------------------------------------------------------------------------------
               Time                                          0.00              0.00              0.00
------------------------------------------------------------------------------------------------------
               Savings                                       0.00              0.00              0.00
------------------------------------------------------------------------------------------------------
          From Banks                                79,099,567.33     28,121,096.61     34,928,159.54
------------------------------------------------------------------------------------------------------
               Demand                               13,681,483.71      2,154,384.66      4,667,665.03
------------------------------------------------------------------------------------------------------
               Time                                 65,418,083.62     25,966,711.95     30,260,494.51
------------------------------------------------------------------------------------------------------
      Foreign                                      348,166,846.11    274,529,618.26    253,967,558.46
------------------------------------------------------------------------------------------------------
          Government                                         0.00              0.00              0.00
------------------------------------------------------------------------------------------------------
          Customers                                 56,167,436.14     38,672,366.08     34,644,879.64
------------------------------------------------------------------------------------------------------
               Demand                                1,606,282.58      1,607,864.07      1,579,128.61
------------------------------------------------------------------------------------------------------
               Time                                 54,561,153.56     37,064,502.01     33,065,751.03
------------------------------------------------------------------------------------------------------
               Savings                                       0.00              0.00              0.00
------------------------------------------------------------------------------------------------------
          From Banks                               291,999,409.97    235,857,252.18    219,322,678.82
------------------------------------------------------------------------------------------------------
               Demand                                9,043,361.93     13,650,129.69     11,549,358.53
------------------------------------------------------------------------------------------------------
               Time                                282,956,048.04    222,207,122.49    207,773,320.29
------------------------------------------------------------------------------------------------------
 BORROWINGS                                      1,811,370,511.29  1,610,373,600.35  1,448,522,985.04
------------------------------------------------------------------------------------------------------
      Local                                         10,004,278.07      5,000,000.00              0.00
------------------------------------------------------------------------------------------------------
      Foreign                                    1,801,366,233.22  1,605,373,600.35  1,448,522,985.04
------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES                                 530,358,544.47    535,724,257.03    446,778,630.64
------------------------------------------------------------------------------------------------------
      Local                                         97,322,977.83    106,456,468.53    106,713,618.16
------------------------------------------------------------------------------------------------------
      Foreign                                      433,035,566.64    429,267,788.50    340,065,012.48
------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY                              244,709,540.64    254,807,465.48    297,418,184.49
------------------------------------------------------------------------------------------------------
      Capital                                      205,549,166.13    205,549,166.13    204,033,876.13
------------------------------------------------------------------------------------------------------
      Capital Reserves                              16,609,728.78     16,609,728.78     16,609,728.78
------------------------------------------------------------------------------------------------------
      Other Reserves                                         0.00              0.00              0.00
------------------------------------------------------------------------------------------------------
      Retained Earnings                              1,883,078.33      1,883,078.33      1,395,655.53
------------------------------------------------------------------------------------------------------
      Net Income                                     9,618,774.74     23,992,239.13     66,129,811.60
------------------------------------------------------------------------------------------------------
      Gain or Loss in Securities available
       for sale                                     11,048,792.66      6,773,253.11      9,249,112.45
------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDER'S EQUITY            3,013,705,009.84  2,703,556,037.73  2,481,615,518.17
------------------------------------------------------------------------------------------------------

*     Includes only Panama - New York accounts.

**    Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                                Date: 06/19/2003

                             STATEMENTS OF INCOME *
                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                               January to May 2003

                                 (In Balboas)**

------------------------------------------------------------------------------------------------------------------------------------
             Description                        January          February          March           I Quarter            April
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                              10,233,155.33     8,004,951.60     7,528,750.95     25,766,857.88      10,192,762.01
------------------------------------------------------------------------------------------------------------------------------------
     Loans                                    8,284,971.12     6,787,904.44     5,928,970.96     21,001,846.52       8,727,143.55
------------------------------------------------------------------------------------------------------------------------------------
     Deposits                                   481,656.43       413,060.93       514,818.12      1,409,535.48         468,037.19
------------------------------------------------------------------------------------------------------------------------------------
     Investments                              1,466,527.78       803,986.23     1,084,961.87      3,355,475.88         997,581.27
------------------------------------------------------------------------------------------------------------------------------------
     Financial Leases                                 0.00             0.00             0.00              0.00               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Other Income                                     0.00             0.00             0.00              0.00               0.00
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense                              4,889,617.62     4,216,994.65     4,434,105.79     13,540,718.06       4,293,595.88
------------------------------------------------------------------------------------------------------------------------------------
     Interest                                 4,642,423.25     3,995,829.09     4,895,269.64     13,533,521.98       4,123,945.67
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                247,194.37       221,165.56      -461,163.85          7,196.08         169,650.21
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                           5,343,537.71     3,787,956.95     3,094,645.16     12,226,139.82       5,899,166.13
------------------------------------------------------------------------------------------------------------------------------------
Other Income                                    723,109.18      -440,116.00     1,336,472.67      1,619,465.85       9,965,378.51
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                672,339.27       652,262.48     1,114,211.23      2,438,812.98         697,251.19
------------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations               -498,205.87       122,432.83       357,291.99        -18,481.05         -55,327.50
------------------------------------------------------------------------------------------------------------------------------------
     Dividends                                        0.00             0.00             0.00              0.00               0.00
------------------------------------------------------------------------------------------------------------------------------------
     Other Income                               548,975.78    -1,214,811.31      -135,030.55       -800,866.08       9,323,454.82
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                              6,066,646.89     3,347,840.95     4,431,117.83     13,845,605.67      15,864,544.64
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                            1,208,208.67     1,652,648.90     9,449,753.10     12,310,610.67       1,491,080.24
------------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                    733,132.11     1,086,410.70     1,140,373.10      2,959,915.91       1,008,626.96
------------------------------------------------------------------------------------------------------------------------------------
     General expenses                           148,579.99       281,720.24       203,514.41        633,814.64         217,242.35
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation                               129,262.56       115,196.47       128,122.17        372,581.20         123,749.60
------------------------------------------------------------------------------------------------------------------------------------
     Other expenses                             197,234.01       169,321.49     7,977,743.42      8,344,298.92         141,461.33
------------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses   4,858,438.22     1,695,192.05    -5,018,635.27      1,534,995.00      14,373,464.40
------------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses                        0.00             0.00    -8,083,779.75     -8,083,779.75               0.00
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                    4,858,438.22     1,695,192.05     3,065,144.48      9,618,774.75      14,373,464.40
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
             Description                          May          June       II Quarter      July      August   September   III Quarter
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                               6,947,706.20       0      17,140,468.21       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Loans                                    5,994,404.72       0      14,721,548.27       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Deposits                                   384,904.66       0         852,941.85       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Investments                                568,396.82       0       1,565,978.09       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Financial Leases                                 0.00       0               0.00       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Other Income                                     0.00       0               0.00       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense                              3,909,419.81       0       8,203,015.69       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Interest                                 3,908,496.20       0       8,032,441.87       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                    923.61       0         170,573.82       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                           3,038,286.39       0       8,937,452.52       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
Other Income                                  3,452,259.56       0      13,417,638.07       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Commissions                                599,888.57       0       1,297,139.76       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Foreign currency operations               -436,878.22       0        -492,205.72       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Dividends                                        0.00       0               0.00       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Other Income                             3,289,249.21       0      12,612,704.03       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                              6,490,545.95       0      22,355,090.59       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                            2,819,046.27       0       4,310,126.51       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                  1,344,978.10       0       2,353,605.06       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     General expenses                           418,083.43       0         635,325.78       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation                               127,611.78       0         251,361.38       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Other expenses                             928,372.96       0       1,069,834.29       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses   3,671,499.68       0      18,044,964.08       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
     Provision for loan losses              -38,466,072.79       0     -38,466,072.79       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                   42,137,572.47       0      56,511,036.87       0          0          0            0
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
             Description                       October    November   December    IV Quarter      Year to date
--------------------------------------------------------------------------------------------------------------
Interest Income                                   0           0           0           0         42,907,326.09
--------------------------------------------------------------------------------------------------------------
     Loans                                        0           0           0           0         35,723,394.79
--------------------------------------------------------------------------------------------------------------
     Deposits                                     0           0           0           0          2,262,477.33
--------------------------------------------------------------------------------------------------------------
     Investments                                  0           0           0           0          4,921,453.97
--------------------------------------------------------------------------------------------------------------
     Financial Leases                             0           0           0           0                  0.00
--------------------------------------------------------------------------------------------------------------
     Other Income                                 0           0           0           0                  0.00
--------------------------------------------------------------------------------------------------------------
Interest Expense                                  0           0           0           0         21,743,733.75
--------------------------------------------------------------------------------------------------------------
     Interest                                     0           0           0           0         21,565,963.85
--------------------------------------------------------------------------------------------------------------
     Commissions                                  0           0           0           0            177,769.90
--------------------------------------------------------------------------------------------------------------
Net Interest Income                               0           0           0           0         21,163,592.34
--------------------------------------------------------------------------------------------------------------
Other Income                                      0           0           0           0         15,037,103.92
--------------------------------------------------------------------------------------------------------------
     Commissions                                  0           0           0           0          3,735,952.74
--------------------------------------------------------------------------------------------------------------
     Foreign currency operations                  0           0           0           0           -510,686.77
--------------------------------------------------------------------------------------------------------------
     Dividends                                    0           0           0           0                  0.00
--------------------------------------------------------------------------------------------------------------
     Other Income                                 0           0           0           0         11,811,837.95
--------------------------------------------------------------------------------------------------------------
Operating Income                                  0           0           0           0         36,200,696.26
--------------------------------------------------------------------------------------------------------------
Operating Expenses                                0           0           0           0         16,620,737.18
--------------------------------------------------------------------------------------------------------------
     Administrative expenses                      0           0           0           0          5,313,520.97
--------------------------------------------------------------------------------------------------------------
     General expenses                             0           0           0           0          1,269,140.42
--------------------------------------------------------------------------------------------------------------
     Depreciation                                 0           0           0           0            623,942.58
--------------------------------------------------------------------------------------------------------------
     Other expenses                               0           0           0           0          9,414,133.21
--------------------------------------------------------------------------------------------------------------
Net Income before provision for loan losses       0           0           0           0         19,579,959.08
--------------------------------------------------------------------------------------------------------------
     Provision for loan losses                    0           0           0           0        -46,549,852.54
--------------------------------------------------------------------------------------------------------------
Net Income                                        0           0           0           0         66,129,811.62
--------------------------------------------------------------------------------------------------------------

*     Includes only Panama - New York accounts.

**    Monetary unit at par and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).